MAFS Acquisition Corp.

35 East 62nd Street

New York, New York 10065

December 12, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MAFS Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-147881

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the "Securities Act"), MAFS Acquisition Corp. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registrant has determined not to proceed with the proposed registered offering at this time. The Registration Statement was not declared effective, and the Registrant confirms that no shares of the registered securities have been or will be issued or sold pursuant to the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call John C. Kennedy, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3025.

Sincerely,
MAFS ACQUISITION CORP.
By:	/s/ Michael C. Borofsky
Name: Michael C. Borofsky Title: Senior Vice-President and Secretary

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Bruce S. Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP